SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D/A
                                 (Rule 13d-101)
           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 1)

                           ARGUSS COMMUNICATIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of class of securities)

                                    040282105
                                 (CUSIP Number)

                              Helen R. Franco, Esq.
                              Edwards & Angell, LLP
                          250 Royal Palm Way, Suite 300
                              Palm Beach, FL 33480
                                  (561)833-7700
                 (Name, Address, and Telephone Number of person
                authorized to receive notices and communications)

                                 March 30, 2001
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [__].

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 040282105

1.  Name of Reporting Person / I.R.S. Identification No. of  Above Person

Ronald D. Pierce

2.  Check the Appropriate Box if a Member of a Group

     (a) _____ (b) _____

3.  SEC Use Only

4.  Source of Funds

SC

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.  Citizenship or Place of Organization

USA

Number of                   7        Sole Voting Power
Shares
Beneficially                                1,320,250

Owned By                    8        Shared Voting Power
Each
Reporting

Person With                 9        Sole Dispositive Power

                                            1,320,250

                           10        Shared Dispositive Power

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

1,320,250

12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13.  Percent of Class Represented by Amount in Row (11)

9.15%

14.  Type of Reporting Person

IN

         This Amendment No. 1 (this "Amendment") relates to the Schedule 13D originally filed on behalf of Ronald D. Pierce (the "Filing Person") person with the Securities and Exchange Commission on February 23, 1998. The text of Items 1, 2, 3 and 5 are hereby amended to reflect changes in the Company name and address, employment information and residence address of the Filing Person and a change in beneficial ownership of the Filing Person.

         Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 1. Security and Issuer:

This statement on Schedule 13D/A relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of Arguss Communications, Inc. (formerly known as Arguss Holdings, Inc.), a Delaware Corporation, (the "Company").

The Company's principal executive offices are located at One Church Street, Suite 302, Rockville, Maryland 20850.

Item 2. Identity and Background:

  (a) This Statement is being filed by Ronald D. Pierce.

  (b) Residence address: 6699 SE South Marina Way, Stuart, FL  34996

  (c) The Filing Person is presently retired.

  (d) No

  (e) No

  (f) U.S. Citizen

Item 3. Source and Amount of Funds or Other Consideration: The securities were acquired pursuant to an Agreement and Plan of Merger dated as of January 2, 1998, between a wholly owned subsidiary of Arguss Holdings, Inc. and Can-Am Construction, Inc., a company wholly owned by the Filing Person.

Item 5.  Interest in Securities of the Issuer

As of the date of this statement, the Filing Person is the direct beneficial owner of 1,320,250 shares of Common Stock which constituted approximately 9.15% of the 14,424,000 shares outstanding as of February 13, 2001, as disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                                    Date: April 6, 2001


                                                    By: /s/ Ronald D. Pierce
                                                        ------------------------
                                                         Ronald D. Pierce